

Mail Stop 4631

February 19, 2010

Richard A. Papworth
Chief Executive Officer
BlueStar Financial Group, Inc.
11445 E. Via Linda; Suite 2419
Scottsdale, AZ 85259

> **Re:** **BlueStar Financial Group, Inc.**
> **Form 10-K for the Year Ended June 30, 2009**
> **Form 8-K filed February 12, 2010**
> **File No. 333-152959**

Dear Mr. Papworth:

We have reviewed your Form 8-K filed on EDGAR on February 12, 2010 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 8-K FILED FEBRUARY 12, 2010

Item 4.01 Changes in Registrant's Certifying Accountant, page 1

1. Please amend your Form 8-K to disclose that the PCAOB revoked the registration of The Blackwing Group, LLC on December 22, 2009 because of violations of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder in auditing the financial statements of two issuer clients from 2006 to 2008, violations of PCAOB rules and auditing standards, noncooperation with a Board inspection, and noncooperation with a Board investigation. If you are unable to obtain an amended Exhibit 16 letter from The Blackwing Group, LLC at the time you file your amended Form 8-K, please disclose this fact in the amended Form 8-K.

2. As previously requested in our letter dated December 31, 2009, please supplementally tell us how you intend to address any re-audit requirements related to historical financial statement periods audited by The Blackwing Group, LLC.

       Please file your amended Item 4.01 Form 8-K within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than February 18, 2010. If you have any questions, please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769.

       Sincerely,

Rufus Decker
Accounting Branch Chief